================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------

                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                             -----------------------
                                (AMENDMENT NO. 3)
                               Asarco Incorporated
                            (Name of Subject Company)
                                 AAV Corporation
                                       and
                            Phelps Dodge Corporation
                                    (Bidders)
                            ------------------------

                           Common Stock, no par value
           (Including the associated preferred share purchase rights)

                        (Title of Classes of Securities)

                             -----------------------

                             04341310 (Common Stock)
                      (CUSIP Number of Class of Securities)

                             -----------------------

                              S. David Colton, Esq.
                       Vice President and General Counsel
                            Phelps Dodge Corporation
                            2600 North Central Avenue
                           Phoenix, Arizona 85004-3014
                                 (602) 234-8100
                             -----------------------


                                   Copies to:


      Michael W. Blair, Esq.                         Stephen R. Volk, Esq.
       Debevoise & Plimpton                         David W. Heleniak, Esq.
         875 Third Avenue                             Shearman & Sterling
        New York, NY 10022                           599 Lexington Avenue
          (212) 909-6000                           New York, New York  10022
                                                  Telephone:  (212) 848-4000
================================================================================

         Phelps Dodge Corporation, a New York corporation ("Phelps Dodge"), and its wholly owned subsidiary, AAV Corporation, a Delaware corporation ("Purchaser"), hereby amend and supplement their Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") on September 3, 1999, as amended on September 22 and September 27, 1999, with respect to the Purchaser's exchange offer to acquire all outstanding shares of common stock, no par value per share, (including the associated preferred share purchase rights, the "Asarco Shares") of Asarco Incorporated, a New Jersey corporation, ("Asarco").

Item 3 is hereby amended and supplemented by adding the following:

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company.

(b) On Monday, September 27, 1999, Douglas C. Yearley, Chairman and Chief Executive Officer of Phelps Dodge and J. Steven Wisler, President and Chief Operating Officer of Phelps Dodge sent a letter to Francis R. McAllister, Chairman and Chief Executive Officer of Asarco and members of the board of directors of Asarco. A copy of the letter to Mr. McAllister and the board of directors of Asarco is attached hereto as Exhibit (f)(5) and is incorporated herein by reference.

Item 11 is hereby amended and supplemented by adding the following Exhibit:

Item 11. Material to be filed as Exhibits.

(f)(4) Letter from Phelps Dodge Corporation to Francis R. McAllister, Chairman and Chief Executive Officer of Asarco, and the board of directors of Asarco, dated September 27, 1999.

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 28, 1999


                                      Phelps Dodge Corporation


                                      By   /s/ Ramiro G. Peru
                                        ----------------------------------------
                                        Name:    Ramiro G. Peru
                                        Title:   Chief Financial Officer and
                                                 Senior Vice President

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 28, 1999


                                      AAV Corporation


                                      By   /s/ Ramiro G. Peru
                                        ----------------------------------------
                                        Name:   Ramiro G. Peru
                                        Title:  Director, Vice President
                                                and Treasurer

                    [LETTERHEAD OF PHELPS DODGE CORPORATION]

                                                                  Exhibit (f)(5)

                                                    September 27, 1999



Mr. Francis R. McAllister
Chairman and Chief Executive Officer

Board of Directors
c/o Francis R. McAllister
ASARCO Incorporated
180 Maiden Lane
New York, NY 10038

Dear Frank and Members of the Board:

         In light of the ruling of the Chancery Court in Delaware regarding the exercise of your fiduciary duties (a copy of the transcript is enclosed) and the disclosure by Grupo Mexico in its Schedule 14D-1 (a copy of the relevant portion also enclosed) that their all cash bid was a direct response to your specific price guidance, we believe you are required to treat us fairly in the auction process in which you are now engaged.

         We remain determined to acquire ASARCO and are prepared to meet with you to discuss a revised proposal superior to those you are now considering. We expect that in those discussions you will share with us any information shared with any other bidder, including identical guidance as to price or any other terms.

         As you know, we have responded fully and favorably to each of your contract requests previously.

         We look forward to meeting with you at your earliest convenience.

                                                 Very truly yours,



   /s/ Douglas C. Yearley                        /s/ J. Steven Whisler
   ----------------------                        -----------------------
   Douglas C. Yearley                            J. Steven Whisler
   Chairman and                                  President and
   Chief Executive Officer                       Chief Operating Officer